Exhibit 99.21
CONSENT OF J. B. NOVILLO
     Reference is made to the Annual Report on Form 40-F (the “40-F”) of Goldcorp Inc. (the “Company”) for the fiscal year ended December 31, 2008 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F.
     I hereby consent to the references, as applicable, to my name in connection with the following report(s) and documents:
1.	The 40-F, the MD&A and the AIF, which include references in connection with information relating to the Alumbrera Mine, and the properties described therein.
Date: March 13, 2009

/s/ Julio Bruna Novillo
Name: Julio Bruna Novillo, AusIMM
Title: Superintendent Geology — MAA